UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
_____________________

MINRAD INTERNATIONAL, INC.
(Name of Issuer)
___________________________

Common Stock, $0.01 par value per share
(Title of Class of Securities)
_____________________

60443P103
(CUSIP Number)
_____________________

Name: 	  Eleanor Crossley
Address:  Barclays PLC
	  1 Churchill Place
	  London
	  E14 5HP, United Kingdom

Phone: + 44 (0) 20 7116 2720

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
____________________

December 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
see Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

(Continued on following pages)




CUSIP NO. 60443P103 	13D

1.  NAME OF REPORTING PERSON:

      Barclays PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)[ ]
(b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e) 		[  ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

England



NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

4,633,682

8.  SHARED VOTING POWER:

N/A

9.  SOLE DISPOSITIVE POWER:

0

10.  SHARED DISPOSITIVE POWER:

4,633,682

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,633,682

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)	[  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.4%

14.  TYPE OF REPORTING PERSON (See Instructions):

HC





CUSIP NO. 60443P103 	13D


1.  NAME OF REPORTING PERSON:

      Barclays Capital Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a) [  ]
(b) [X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions):
WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]
PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

4,633,682

8.  SHARED VOTING POWER:

N/A

9.  SOLE DISPOSITIVE POWER:

4,633,682

10.  SHARED DISPOSITIVE POWER:

N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,633,682

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [  ]
     CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.4%

14.  TYPE OF REPORTING PERSON (See Instructions):

BD



This Amendment No. 1 amends and supplements certain information in the Statement on Schedule 13D filed by Barclays PLC (''Barclays PLC'') and Barclays Capital Inc. (''BCI'') (together ''Barclays'') on November 7, 2008 (as amended, the ''Schedule 13D''), relating to the shares of common stock, $0.01 par value per share (the ''Common Stock''), of Minrad International, Inc. (the ''Issuer''). Capitalized terms used but not defined herein have the meanings previously ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 is amended by the addition of the following:

On December 22, 2008, the Issuer announced that the Issuer and Piramal

Healthcare, Inc., a Delaware corporation, (''Piramal''), Piramal Healthcare Limited, an Indian public limited company (''Parent'') and Mayflower Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (''PH Sub''), entered into an Agreement and Plan of Merger (the ''Merger Agreement''). Pursuant to the Merger Agreement, subject to approval by the Issuer's shareholders, PH Sub will merge with and into the Issuer with the Issuer continuing after the merger as the surviving entity and as a subsidiary of Piramal (the ''Merger''). At the effective time of the Merger, each outstanding share of Minrad common stock will be converted into the right to receive $0.12 in cash, without interest.
In connection with the Merger, BCI has entered into a Voting Agreement, dated December 22, 2008, with Piramal and certain other stockholders of the Issuer (the ''Stockholders''), whereby BCI and the Stockholders (who, in the aggregate, hold approximately 20.2% of the outstanding shares of Common Stock of the Issuer) have agreed to vote their shares of Common Stock in the Issuer in favor of the Merger. The Voting Agreement is attached hereto as Exhibit B and incorporated herein by reference. Further, BCI is providing advisory services to the Issuer in connection with the Merger, in consideration of which the Issuer is expected to pay
 BCI a fee in the amount of $800,000.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended by the addition of the following:

As a result of the arrangements disclosed in Item 4, BCI and the Stockholders may be deemed a group pursuant to Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act and, therefore, BCI may be deemed to beneficially own the shares of Common Stock beneficially owned by the Stockholders. The beneficial ownership of each of the Stockholders is set forth in Schedule I to the Voting Agreement, which is attached hereto as Exhibit B.
The aggregate number of shares of Common Stock described herein does not include shares of Common Stock beneficially owned by any other member of any ''group'' within the meaning of Section 13(d) of the Exchange Act, in which BCI may be deemed a member, and BCI expressly disclaims such membership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect of the Issuer

Item 6 is amended by the addition of the following:

Except for the matters described herein, Barclays does not have any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Item 7 is amended the addition of the following:

Exhibit No.	Exhibit
Exhibit B	Voting Agreement, dated as of December 22, 2008,
                among Piramal Healthcare, Inc. and the
                Stockholders named therein, which is
                incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K, filed on December 23, 2008.








SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 05 January, 2009


BARCLAYS PLC

By:
Name: 	Eleanor Crossley
Title: 	Head of Compliance Operations



BARCLAYS CAPITAL INC

By:
Name:	Eleanor Crossley
Title:	Head of Compliance Operations